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                                                Filed Pursuant to Rule 424B3
                                                Registration File No.: 333-78459

                              [NEXTEL PARTNER LOGO]


              EXCHANGE OFFER FOR 14% SENIOR DISCOUNT NOTES DUE 2009

                        Supplement dated August 23, 1999
                        to Prospectus dated July 30, 1999

Ladies and Gentlemen:

     The information contained in this letter supplements the prospectus dated July 30, 1999 (the "Prospectus") relating to the offer by Nextel Partners, Inc. (the "Company") to exchange its 14% Senior Discount Notes due 2009 for registered 14% Senior Discount Notes due 2009. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectus.

                               RECENT DEVELOPMENTS

     Since the date of the Prospectus, we have exercised our right to elect to build out certain special option territories and non-special option territories (the "Option Territories") within the United States as described on page 23 of the Prospectus. The build-out of the non-special option territories is subject to the waiver by Nextel Communications, Inc. ("Nextel") of the condition requiring us to first complete the build-out of our non-option markets scheduled for launch in our first year. The build-out of both the special and non-special option markets is further subject to our receipt of:

     1. any required consent of lenders to Nextel and its subsidiaries (which Nextel has agreed to use best reasonable efforts to obtain); and

     2. debt and/or equity financing, on terms satisfactory to us, sufficient to fund the build-out of the Option Territories.

     The Option Territories we have elected to build out include 52 service areas that consist of approximately 14 mid-sized and smaller cities as well as interstate corridors and highways where approximately 3.8 million people live or work. The following table outlines the markets for these territories, subject to adjustment.

 Population       No. of
(in millions)    Markets                     Markets
-------------    --------                    -------
     1.1            4         CENTRAL AND SOUTH TEXAS (Abilene, Laredo
                              McAllen-Edinburg-Mission,  Brownsville-Harlingen)

     0.6            3         INDIANA (Terre Haute, Evansville, Owensboro)

     1.1            4         ARKANSAS (Little Rock, Pine Bluff, Fort Smith,
                              Fayetteville/Springdale)

     1.0            3         GEORGIA (Columbus (GA-AL), Macon, Albany) (1)
     ---           --
     3.8           14         TOTALS
     ===           ==
----------------
(1) We are currently negotiating with Nextel a possible swap of the Georgia markets for other markets of equivalent value owned by Nextel.

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     On a combined basis, the Option Territories and our existing territory will include locations where 40.5 million people live or work of which we are planning to cover approximately 28 million people by the end of 2008. In connection with our acquisition of the Option Territories, we will acquire approximately 23 operational cell sites in our Georgia markets. We currently plan to complete the initial build-out of the Option Territories to cover a total of approximately 3.9 million people by the end of the first quarter of 2001. We cannot assure you that we will be able to complete any such build-out on time or within our current budget.

     In connection with our acquisition of the Option Territories, Nextel will directly or indirectly transfer to us, subject to FCC approval, the capital stock of a newly formed, wholly owned subsidiary of Nextel, to which Nextel will transfer the applicable licenses Nextel controls in the Option Territories and in exchange for the capital stock of this subsidiary, we intend to issue shares of our Series C preferred stock to Nextel (or its subsidiary). Pending FCC approval of the foregoing transfer, we will have the right to manage the licenses to be so transferred pursuant to an interim management agreement. By virtue of our issuance of Series C preferred stock, the non-Nextel shareholders (other than the management shareholders) will have the right to purchase Series A preferred stock, at $10.00 per share in cash. In addition, we intend to issue shares of our Series A and Series C preferred stock to certain existing shareholders, including Nextel, in exchange for cash (to be paid in three installments over the next two years) and an equipment credit from Motorola in the approximate aggregate amount of $50 million. The Series A and Series C preferred stock will be issued at a purchase price determined by our board of directors. The proceeds of the foregoing issuance of equity will be used for the general build-out of the Option Territories and as consideration for the assignment by Nextel (or its subsidiary) to us of the fixed network equipment and operational contracts associated with the Option Territories.

     In addition, pursuant to the terms of a commitment letter dated August 3, 1999, DLJ Capital Funding, Inc., Bank of Montreal and Barclays Bank plc have committed in the aggregate to underwrite a $150,000,000 Term C Loan to be advanced to us (or an appropriate subsidiary) under our original credit facility with such parties and the other lenders thereto. The proceeds of the Term C Loan will be used to finance capital expenditures related to the purchase of the licenses from Nextel, the construction of the Digital Mobile Network covered by such licenses and general corporate purposes, and to pay reasonable fees and expenses related to the financing transactions described in this letter.

     We cannot assure you that the financing arrangements will be sufficient to complete the build-out of the Option Territories nor can we assure that the build-out will be completed in a timely manner. FOR A MORE COMPLETE DISCUSSION OF RISKS, YOU SHOULD CAREFULLY REVIEW "RISK FACTORS" BEGINNING ON PAGE 10 OF THE PROSPECTUS.

     THIS SUPPLEMENT INCLUDES FORWARD-LOOKING STATEMENTS AS DESCRIBED UNDER "RISK FACTORS" IN THE PROSPECTUS. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS".

                                                   NEXTEL PARTNERS, INC.